SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ONCOCYTE CORPORATION

(Name of Issuer)
Common Stock, no par value	68235C107
(Title of class of securities)	(CUSIP number)

Russell Skibsted
Chief Financial Officer
BioTime, Inc.
1010 Atlantic Avenue
Suite 102
Alameda, California 94501
(510) 521-3390

(Name, address and telephone number of person authorized to receive notices and communications)

August 29, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

CUSIP No. 04624N 10 7	13D

1	NAME OF REPORTING PERSON: BioTime, Inc.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 94-3127919

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
PF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
14,674,244

	8	SHARED VOTING POWER:
0

	9	SOLE DISPOSITIVE POWER:
14,674,244

	10	SHARED DISPOSITIVE POWER:
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
14,674,244

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
51.2%(1)

14	TYPE OF REPORTING PERSON:
CO; PH

(1)	Based on 28,677,327 shares of common stock outstanding.

Page 2 of 6 Pages

This Amendment No 1 (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D dated December 30, 2015 (the “Schedule 13D”) relating to the common stock, no par value (“common stock’), of OncoCyte Corporation, a California corporation (the “Company”), and is being filed and is filed by and on behalf of BioTime, Inc. (the “Reporting Person”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 relates to the common stock of the Company and is being filed pursuant to Rule 13d-1 under the Exchange Act.  The address of the principal executive offices of the Company is 1010 Atlantic Avenue, Suite 102, Alameda, California 94501.

ITEM 2.	IDENTITY AND BACKGROUND

(a)          This Schedule 13D is being filed on behalf of BioTime, Inc., a California corporation as the Reporting Person.

(b)          The address of the principal office of the Reporting Person is BioTime, Inc., 1010 Atlantic Avenue, Suite 102, Alameda, California 94501.

(c)          The Reporting Person is a biotechnology company focused on the emerging field of regenerative medicine.

(d)          The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The Reporting Person is organized under the laws of the state of California.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on the Reporting Person’s cover sheet to this Amendment No. 1 is incorporated by reference herein.  There has been no material change from the information last reported in Item 3 of the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

The Company is a subsidiary of the Reporting Person.

On August 29, 2016, the Company sold 3,246,153 shares of common stock and warrants to purchase an additional 3,246,153 shares of common stock to certain Company shareholders and certain institutional investors (the “Offering”). The Reporting Person did not purchase any of the shares of common stock and warrants in the Offering.  As a result of the Offering, the Reporting Person’s percentage ownership of the outstanding common stock of the Company was reduced from approximately 57.7% to approximately 51.2%.  The Related Directors, including one Related Director who served on the special Financing Committee appointed by the Company’s Board of Directors that approved the terms of the Offering, voted in favor of the Offering.

Page 3 of 6 Pages

The warrants sold in the private placement have an exercise price of $3.25 per share of Company common stock, and will become exercisable on the earlier of November 28, 2016 or the date the Company’s shareholders approve the issuance of shares of Company common stock upon the exercise of the warrants (the “Shareholder Approval”), and may be exercised for five years from the date they become exercisable.  Any exercise of the warrants prior to Shareholder Approval may only be “net” settled by a cash payment. The Company has agreed to use its reasonable best efforts to obtain the Shareholder Approval, and the Board of Directors of the Reporting Person has authorized its officers to execute a written consent to approve the issuance of shares of Company Common Stock upon exercise of the warrants.  Because the Reporting Person holds more than a majority of the outstanding shares of Company common stock, the approval of the issuance of the warrants by written consent by Reporting Person will be sufficient to constitute Shareholder Approval.

The Reporting Person has entered into a “Lock-Up Agreement” with Cowen and Company, LLC (“Cowen”), a Lead Placement Agent of the Offering, pursuant to which the Company has agreed that for a period of 90 days from August 29, 2016, the Company will not, subject to certain limited exceptions, without the prior written consent of Cowen, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any shares of Company common stock (including, without limitation, common stock which may be deemed to be beneficially owned by the Reporting Person in accordance with the rules and regulations promulgated under the Securities Act of 1933, amended, or securities convertible into or exercisable or exchangeable for Company common stock, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of the beneficially owned shares of Company common stock or securities convertible into or exercisable or exchangeable for Company common stock, whether now owned or hereafter acquired by the Reporting Person or with respect to which the Reporting Person has or acquires the power of disposition, or (iii) engage in any short selling of Company common stock or securities convertible into or exercisable or exchangeable for Company common stock.

On August 15, 2016, Michael D. West, a director of the Reporting Person, resigned from the Company’s Board of Directors (the “Company Board”), and on August 29, 2016, the Company Board appointed Don M. Bailey to the Company Board to fill the vacancy created by the resignation of Dr. West. Mr. Bailey will also serve on the Audit Committee and on the Nominating/Corporate Governance Committee of the Company Board.  The appointment of Mr. Bailey as a director was made by the Company Board upon the recommendation of the Nominating/Corporate Governance Committee, and after considering the qualifications of Mr. Bailey. The Related Directors both voted in favor of the appointment of Mr. Bailey to the Company Board.  None of the Related Directors serve on the Nominating/Corporate Governance Committee.

Except as reported in this Item 4, the Reporting Person has not approved any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Page 4 of 6 Pages

As previously reported in this Schedule 13D, the Reporting Person is the controlling shareholder of the Company, and two of the seven members of the Company Board are members of the Reporting Person’s Board of Directors, and another director of the Company who is not a director or officer of the Reporting Person is the Chief Executive Officer of the Company. The Reporting Person may, through its control of the Company as a shareholder or through the action of persons who serve on the Company Board, from time to time cause the Company to engage in any or all of the kinds of transactions described in the immediately preceding paragraph. Without limiting the generality of the immediately preceding sentence, the Reporting Person, directly or through the action of the Company Board, may (1) cause the Company to expand the size of the Company Board and to elect additional directors, (2) cause the Company to reduce the size of the Company Board, (3) nominate persons to stand for election as directors at any annual or special meeting of shareholders of the Company at which directors are to be elected, (4) cause any incumbent director not to be nominated to stand for election as a director at any annual or special meeting of shareholders of the Company at which directors are to be elected, (5) remove any director with or without cause by a vote at any annual or special meeting of shareholders of the Company at which directors are to be elected, or by written consent without a vote, (6) in the event of the death or resignation or removal of a director of the Company, elect a replacement director, and (7) further amend the Bylaws of the Company, including for the purpose of changing the size of the Company Board. Any such newly elected directors may be officers, directors, or affiliates of the Reporting Person or may be “independent” directors (under Section 8.03(A) of the NYSE MKT Company Guide or the rules of any other national securities exchange) with respect to the Reporting Person and/or the Company.

The Reporting Person may also, from time to time, through its control of the of the Company, cause the Company to (i) offer and sell additional securities in order to raise capital for the Company’s operations or to acquire one or more businesses or assets for use in the Company’s business, and (ii) if and when opportunities present themselves, cause the Company to enter into one or more merger agreements or other agreements to acquire other business or assets, or merger or consolidation agreements in which the Company is not the surviving corporation.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)          As of the date of this Amendment No. 1, the Reporting Person beneficially owns 14,674,244 shares of Company common stock. Based on a total of 28,677,327 shares of Company common stock outstanding as of the completion of the Offering described in Item 4, the Reporting Person beneficially owns approximately 51.2% of the outstanding Company common stock.

(b)          As of the date of this Amendment No. 1, the Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, 14,674,244 of the shares of Company common stock it beneficially owns.  The Reporting Person disclaims beneficial ownership of 192,643 of the shares of Company common stock held by Asterias Biotherapeutics, Inc. (“Asterias”).  The Reporting Person owns approximately 47.9% of the common stock of Asterias and two Related Directors serve on the Board of Directors of Asterias.

(c)          During the past sixty days, the Reporting Company has not engaged any transactions in Company common stock but has entered into the “Lock-Up Agreement” described in Item 4 of this Amendment No.1.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company common stock beneficially owned by the Reporting Person.

(e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has entered into the Lock-Up Agreement described in Item 4 of this Amendment No. 1.

Page 5 of 6 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1.	Letter agreement, dated August 17, 2016 executed by BioTime, Inc. in favor of Cowen and Company, LLC

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

Dated: August 29, 2016	BIOTIME, INC.
a California corporation

	By:	s/Russell Skibsted
Russell Skibsted,
Chief Financial Officer

Page 6 of 6 Pages